SECURITIE 02019090 IISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50169

RECEIVED MAR 0 4 2002 SEC MAIL PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Archelon, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
200 South Wacker Drive, Suite 2400
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Koltes 312.441.0300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

ARCHELON, LLC AND SUBSIDIARIES

TABLE OF CONTENTS

This report contains (check all applicable boxes):

AFFIRMATION

I, Thomas Mansheim, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Archelon, LLC as of December 31, 2001, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of customer.

[signature] 2.28.02

Signature Date

Chief Financial Officer

Title

[signature]

Notary Public

OFFICIAL SEAL
PATRICIA J. JORDAN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 6-6-2004

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Members
Archelon, LLC
Chicago, Illinois

We have audited the following consolidated financial statements of Archelon, LLC and subsidiaries (the "Company") for the year ended December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Archelon, LLC and its subsidiaries at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The following supplemental schedules of Archelon, LLC as of December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic consolidated financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 22, 2002

ARCHELON, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$ 145,021
RESTRICTED CASH	700,000
RECEIVABLE FROM CLEARING BROKERS	368,694,973
SECURITIES OWNED - Held by clearing brokers, at market	351,583,215
SECURITIES AVAILABLE-FOR-SALE - Held by clearing brokers, at market	69,556,202
FURNITURE AND EQUIPMENT - Net of accumulated depreciation of $4,093,998	4,198,921
INVESTMENT IN REAL ESTATE - At cost	4,960,346
EXCHANGE MEMBERSHIP	350,000
OTHER ASSETS	5,465,170
TOTAL ASSETS	$805,653,848

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:	
Payable to clearing brokers	$203,384,995
Securities sold, not yet purchased - at market	527,133,925
Accounts payable and accrued expenses	15,025,229
Note payable	493,744
Total liabilities	746,037,893
MINORITY INTERESTS	10,765,911
MEMBERS' CAPITAL	48,850,044
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$805,653,848

See notes to consolidated financial statements.

ARCHELON, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Principal transactions - net	$ 11,623,281
Interest and dividends	12,015,625
Other income	480,034
Total revenues	24,118,940
Interest and dividend expense	4,344,944
Net revenues	19,773,996
OPERATING EXPENSES:	
Compensation and benefits	13,572,876
Commissions, brokerage, clearing and exchange fees	11,328,840
Exchange seat leases	721,384
Occupancy	1,106,529
Professional fees	5,949,763
Depreciation	1,695,979
Other expenses	2,526,841
Total operating expenses	36,902,212
LOSS BEFORE MINORITY INTERESTS IN NET LOSS OF SUBSIDIARIES AND INCOME TAXES	(17,128,216)
MINORITY INTERESTS IN NET LOSS OF SUBSIDIARIES	1,578,409
FOREIGN INCOME TAX BENEFIT	9,914,669
NET LOSS	$ (5,635,138)

See notes to consolidated financial statements.

ARCHELON, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' CAPITAL
YEAR ENDED DECEMBER 31, 2001

	Members' Capital	Accumulated Other Comprehensive Income (Loss)	Total Members' Capital
BALANCE, JANUARY 1, 2001	$37,109,101	$ (3,181,294)	$33,927,807
Comprehensive income:			
Net loss	(5,635,138)		(5,635,138)
Other comprehensive income:			
Gain on available-for-sale securities		26,399,107	26,399,107
Foreign currency translation adjustments		(1,633,371)	(1,633,371)
Minority interests in other comprehensive income		(3,310,472)	(3,310,472)
Total comprehensive income	(5,635,138)	21,455,264	15,820,126
Contributions	875,000		875,000
Distributions	(1,772,889)		(1,772,889)
BALANCE, DECEMBER 31, 2001	$30,576,074	$18,273,970	$48,850,044

See notes to consolidated financial statements.

ARCHELON, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (5,635,138)
Adjustments to reconcile net loss to net cash flows from operating activities:	
Depreciation	1,695,979
Minority interests in net loss of subsidiaries	(1,578,409)
Changes in assets and liabilities:	
Restricted cash	10,758
Receivable from clearing brokers	(201,638,612)
Securities owned	105,689,767
Other assets	4,544,316
Payable to clearing brokers	56,900,482
Securities sold, not yet purchased	103,928,774
Accounts payable and accrued expenses	(9,957,050)
Net cash flows from operating activities	53,960,867
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of furniture and equipment	(3,500,737)
Purchase of investment in real estate	(4,960,346)
Purchases of securities available-for-sale	(43,157,095)
Net cash flows from investing activities	(51,618,178)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions from members	875,000
Distributions to members	(1,772,889)
Net cash flows from financing activities	(897,889)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(1,633,371)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(188,571)
CASH AND CASH EQUIVALENTS - Beginning of year	333,592
CASH AND CASH EQUIVALENTS - Year-end	$ 145,021
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid for interest	$ 4,408,896

See notes to consolidated financial statements.

ARCHELON, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEAR ENDED DECEMBER 31, 2001

1. BUSINESS DESCRIPTION

Archelon, LLC (the "Company") was organized on January 15, 1997 as a limited liability company under the laws of the State of Illinois. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the Chicago Board Options Exchange ("CBOE"). The Company conducts market-making and proprietary options trading activities at the CBOE, Chicago Mercantile Exchange, Chicago Board of Trade, and the International Securities Exchange. All trades are cleared through First Options Clearing Corporation. The Company directly owns 84% of Archelon Deutschland GmbH ("Deutschland") and 99.9% of Archelon Suisse GmbH ("Suisse").

Deutschland was organized in 1992 and is based in Frankfurt, Germany. Deutschland's ownership was transferred from Archelon Partners Inc. to the Company on March 17, 1997. Deutschland is an active market-maker on XETRA and EUREX.

Suisse, which is based in Zug, Switzerland, was organized in 1998 and commenced operations as a market-maker on EUREX in March 1999.

The Company does not carry customer accounts as defined in Rule 15c3-3 under the Securities Exchange Act of 1934.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of Archelon, LLC and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Management's Use of Estimates - The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash on hand and money market investments.

Restricted Cash - Restricted cash represents cash deposited in an escrow account to secure an irrevocable letter of credit in favor of the lessor related to the Company's Chicago office lease, which was effective February 1, 2001.

Revenue Recognition - Securities and futures contracts transactions are recorded on a trade-date basis. Unrealized gains and losses on unsettled transactions and open futures contracts are included currently in "Principal transactions - net" on the consolidated statement of operations using the settlement prices quoted on the exchange upon which the instrument trades.

Securities Transactions - Securities owned and securities sold, not yet purchased, represent corporate stocks, and options on corporate stocks and on stock indices are classified as trading securities and valued at current market value based on current market quotes, which approximates fair value. All securities transactions are cleared and settled through clearing brokers and securities owned are held by these clearing brokers.

Securities Available-for-Sale - Securities available-for-sale represent European corporate stocks that are being held for investment purposes and are valued at current market value. Unrealized gains and losses for securities available-for-sale of $26,399,107 at December 31, 2001 are reported as a component of other comprehensive income in members' capital until realized.

Receivable from and Payable to Clearing Brokers - The receivable from clearing brokers represents cash held as margin for open positions. Payable to clearing brokers represents net unrealized futures losses.

Furniture and Equipment - Furniture and equipment are recorded at historical cost, net of accumulated depreciation. Depreciation on furniture and equipment is recorded on an accelerated basis that approximates straight line over its useful life from five to seven years.

Income Taxes - The Company is treated as a partnership under the Internal Revenue Code. For income tax reporting purposes, the taxable income or loss of the Company is allocated to the Members who are responsible for reporting the taxes thereon. Accordingly, no provision is required or has been made for federal or state income taxes. The Company is subject to State of Illinois replacement tax, which has been included in the determination of net income. The provision for income taxes consists of foreign income taxes related to Deutschland and Suisse. A deferred tax asset of approximately $1,500,000 and a deferred tax liability of approximately $7,300,000 are presented net and included in accounts payable and accrued expenses on the consolidated statement of financial condition at December 31, 2001. The deferred taxes relate to the recognition of unrealized gains and losses on security positions. Management has evaluated the available evidence about future taxable income and other possible sources of realization of deferred tax assets. Management believes that a valuation allowance against deferred tax assets at December 31, 2001 is not necessary because it is more likely than not the deferred tax asset will be fully realized.

Foreign Currency - Foreign currency balances are converted to United States dollars using spot currency rates on the date of valuation. Foreign currency transaction gains and losses are included in "Principal transactions - net."

Adoption of New Accounting Pronouncement - Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. SFAS 133 requires recognition of all derivative instruments in the statement of financial condition as either assets or liabilities and the measurement of those instruments at fair value. The

Company adopted SFAS 133 effective January 1, 2001. The adoption of SFAS 133 did not have a significant impact on the Company's financial position, results of operations, or cash flows.

Recent Accounting Pronouncement - SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144") provides the primary guidance on accounting for the impairment of long-lived assets. The accounting for the impairment of these assets depends on whether the property is to be held and used or held for disposal. The Company is currently in the process of evaluating the impact of adopting SFAS 144, but does not believe its adoption will have a significant impact on its financial position, results of operations or cash flows.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker/dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 and is required to maintain "minimum net capital" equivalent to the greater of $100,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined.

At December 31, 2001, the Company had net capital, as defined, of $708,343, which was $608,343 in excess of its required net capital of $100,000.

4. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, consist of trading securities at market values at December 31, 2001 as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Corporate stocks	$100,200,010	$235,422,135
Options on corporate stocks and on stock indices	251,383,205	291,711,790
Total	$351,583,215	$527,133,925

5. DERIVATIVE INSTRUMENTS

Business - The Company's business is to engage in market-making and proprietary trading of derivative instruments. These instruments consist of exchange traded futures and options, and involve elements of credit and market risk that may exceed the amount reported as receivable from clearing broker in the consolidated statement of financial condition.

Credit Risk - The Company has a concentration of credit risk with its clearing firms. Such risk, however, is mitigated by the clearing firm's obligation to comply with the rules and regulations governing clearing firms in the United States and in the European Community. These rules and regulations may require maintenance of net capital, as defined, and segregation of customers' funds from the funds of the clearing firms.

Market Risk - Various factors affect the market risk of the Company's positions. These factors include the size and composition of the positions held, the absolute and relative level of interest rates, changes in foreign currency rates, and market volatility. The time period during which options may be

exercised, the market value of the underlying instrument, and the exercise price also affect market risk. However, the most significant factor influencing the Company's overall exposure to market risk is its trading strategies.

Trading Strategies - While acting in its capacity as a market-maker, the Company may accumulate an inventory of derivative instruments. The Company's overall trading strategy is to provide liquidity to the market place by continuously buying and selling derivative instruments and immediately hedging the risks therefrom. Risks are controlled by executing hedging strategies that limit exposure to volatility in interest rates, foreign exchange rates, or market prices of an underlying derivative instrument or index.

All of the Company's derivative instruments are held for trading purposes and are carried at fair value as determined by the settlement prices quoted by the exchanges upon which the derivative instrument is traded. The following table presents the year-end and average fair values during the year for the Company's derivative instruments:

	End of Year
Exchange traded futures - liabilities	$292,388,542
Exchange traded options held	440,644
Exchange traded options written	394,536

	Average for the Year
Exchange traded futures:	
Assets	$410,464,329
Liabilities	525,216,998
Exchange traded options held	460,705
Exchange traded options written	530,523

The average fair value amounts for the year ended December 31, 2001 were computed using month-end derivative positions. Management of the Company believes that these amounts are representative of the average holdings during the year.

6. NOTE PAYABLE

During 1999, the Company entered into an agreement with Archelon Foundation (the "Foundation") to purchase the Foundation's 5% interest in Deutschland. In conjunction with the acquisition, the Company executed a note to the Foundation that matures in 2003 and accrues interest at an annual rate of 4.64%. At December 31, 2001, the note had a principal balance outstanding of $442,426 and accrued interest payable of $51,318 which were included in Note Payable on the consolidated statement of financial condition.

7. COMMITMENT

The Company has entered into various noncancelable leases for its office premises. Rent expense for the year ended December 31, 2001 was $1,106,529 and presented as occupancy on the consolidated statement of operations. The future minimum annual rental payments required under these operating leases are as follows:

2002	$1,400,025
2003	1,418,153
2004	1,436,623
2005	1,455,733
2006	1,475,205
Thereafter	3,422,412

8. TRANSACTIONS WITH AFFILIATES

The Company is affiliated with other entities via common ownership or control by the Company's members. Various transactions are entered into with affiliated companies, primarily related to services both from and to affiliates. Such services include, but are not limited to, administrative, accounting, cash management, legal, and technology services. Affiliate transactions are evaluated and entered into on terms that management determines to be at least as favorable as those prevailing among, or that would be offered in good faith to, unaffiliated parties. During the year ended December 31, 2001, the Company paid an affiliate $4,515,000 for technology services. Other assets on the consolidated statement of financial condition includes receivables of $529,797 from affiliates for reimbursements of expenditures made on their behalf by the Company.

* * * * * *

ARCHELON, LLC AND SUBSIDIARIES

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2001

NET CAPITAL		
TOTAL MEMBERS' CAPITAL		$ 48,850,044
ALLOWABLE CREDIT - Discretionary liabilities		1,247,000
		50,097,044
NONALLOWABLE ASSETS:		
Net assets of subsidiaries	$ 42,248,420	
Furniture and equipment	2,612,140	
Restricted cash	700,000	
Exchange membership	350,000	
Joint back-office stock	10,000	
Receivable from affiliates	529,797	
Other nonallowable assets	995	
Total nonallowable assets		46,451,352
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		3,645,692
HAIRCUTS ON SECURITIES POSITIONS		2,937,349
NET CAPITAL		$ 708,343
AGGREGATE INDEBTEDNESS		
ACCOUNTS PAYABLE AND ACCRUED EXPENSES		$ 788,440
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness)		$ 52,565
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER OR DEALER		$ 100,000
NET CAPITAL REQUIREMENT		$ 100,000
EXCESS NET CAPITAL		$ 608,343
RECONCILIATION WITH THE COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2001		
NET CAPITAL, AS REPORTED ON COMPANY'S PART II (UNAUDITED) FOCUS REPORT		$ 581,293
ADJUSTMENTS TO ACCRUED AND PREPAID EXPENSES		127,050
NET CAPITAL, PER ABOVE		$ 708,343

ARCHELON, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2001

The Company does not clear securities transactions or take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.us.deloitte.com

Deloitte & Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Archelon, LLC
Chicago, Illinois

In planning and performing our audit of the consolidated financial statements of Archelon, LLC and subsidiaries (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 22, 2002), we considered their internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the members of the Company, management, the Securities and Exchange Commission, the Chicago Board Options Exchange, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 22, 2002